Exhibit 99.2

WIPRO ANNOUNCES BUYBACK OFFER

Bangalore, India and East Brunswick, New Jersey, USA - April 22, 2016:

On April 20, 2016, Wipro Limited (NYSE:WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company announced that its board of directors (“Board”) approved a buyback (“Buyback”) by the Company of up to 40,000,000 (Forty Million Only) fully paid-up equity shares of Rs. 2/- each of the Company (“Equity Shares”) representing 1.62% of the total paid-up Equity Share capital of the Company at a price of Rs. 625/- (USD$ 9.421) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 25,000,000,000/- (Rupees Twenty Five Billion Only) (up to approximately USD$ 377 million1) (“Buyback Size”). The Buyback Size is 6.2% of the fully paid-up Equity Share capital and free reserves as per the audited standalone balance sheet of the Company for the financial year ended March 31, 2016.

The Buyback will be conducted on a proportionate basis through the “tender offer” route as prescribed under the Securities and Exchange Board of India (“SEBI”) (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder, including any statutory modifications or re-enactments thereof, from all holders of Equity Shares who hold Equity Shares as of May 6, 2016, the record date for the Buyback (the “Record Date”). The Buyback Size does not include any expenses incurred or to be incurred for the Buyback, like filing fees payable to the Securities and Exchange Board of India, advisors fees, public announcement publication expenses, printing & dispatch expenses and other incidental and related expenses.

The Company’s American Depositary Shares (“ADSs”), each representing one Equity Share, evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (“NYSE”) under the ticker symbol “WIT”. Holders of ADSs will be able to participate in the Buyback by submitting their ADSs to JP Morgan Chase Bank N.A., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying Equity Shares, no later than 12:00 p.m. New York City time on May 4, 2016 (the “Cancellation Deadline”) so that they are holders of Equity Shares as of the Record Date.

In order to cancel ADSs, holders of ADSs must comply with all of the provisions governing the ADSs related thereto (including without limitation, payment of all fees, charges and expenses owing) no later than the Cancellation Deadline and will also need to establish a brokerage account in India prior to the Record Date to receive the withdrawn Equity Shares. Such holders will then be able to

[1]	The U.S. dollar amounts are based on the exchange rate of Rs. 66.35/USD as of April 12, 2016 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

tender the Equity Shares in the Buyback in accordance with the terms of the Buyback. Prior to the Record Date, holders of ADSs will receive notice of the Buyback and information regarding surrendering the ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares so they can participate in the Buyback. The Depositary will not assist in establishing accounts in India nor will it assist holders in complying with the terms of the Buyback. If an ADS holder withdraws the underlying Equity Shares, such holder will not be able to re-deposit their Equity Shares into the ADR program and receive ADSs in return, regardless of whether such holder participates in the Buyback. Equity Shares are not listed on, and cannot be sold on, a U.S. exchange. Furthermore, holders of ADSs may be subject to taxation in India upon submitting their ADSs for cancellation and also the extent that the underlying Equity Shares are accepted in the Buyback. Holders of ADSs who decide to withdraw the underlying Equity Shares will be responsible for all related taxes, duties and fees, including fees payable to the Depositary to cancel the ADSs.

Holders of ADSs are advised to review the current trading price of ADSs on the NYSE, the current trading price of the Equity Shares on the National Stock Exchange of India Limited (NSE) and BSE Limited (BSE), and the Buyback Price prior to surrendering the ADSs for cancellation and withdrawing any Equity Shares. The Buyback Price will be paid in Indian Rupees therefore holders of ADSs should also review foreign exchange rates in effect prior to making any decisions regarding the withdrawal of Equity Shares underlying the ADSs and participating in the Buyback. In addition, shareholders who intend to participate in the Buyback should consult with their stock brokers regarding any costs, charges and expenses (including brokerage) that may be required by the stock broker for participating in the Buyback (secondary market transaction). The Buyback consideration received by selling shareholders in respect of accepted Equity Shares could be net of such costs, charges and expenses (including brokerage). Selling shareholders will be responsible for all such costs, charges and expenses.

The Public Announcement published in India on April 22, 2016 and supplemental information regarding the participation in the Buyback by holders of ADSs are posted on the Company’s website at http://www.wipro.com/investors/news-events/news/ and are available on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov, generally on Form CB or Form 6-K. Such documents contain important additional information about the Buyback and related matters. Holders of ADSs are strongly encouraged to read such documents and consult with their financial and tax advisors prior to determining to submit their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares.

The complete terms and conditions of the Buyback will be contained in the Letter of Offer which is expected to be mailed to Equity Holders as of the Record Date after receipt of all necessary approvals.

If you have any questions regarding an Equity Share Withdrawal or the Buyback, please call the Company at +91-80-2844 0011/+91-80-4672 6000.

Persons holding ADSs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions they may have related to such cancellation procedures. Registered holders of ADRs may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Please do not contact the Depositary regarding the Buyback.

Special Notice to Securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being conducted in the U.S. in accordance with the “Tier I” exemption set forth in Rule 13(e)-4(h)(8) under the U.S. Securities Exchange Act of 1934, as amended.

About Wipro Limited (NYSE: WIT)

Wipro Limited (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-98450 14036
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com